

05044341

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 44100 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/02/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRIME PACIFIC FINANCIAL CORP

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2308 SCHADER DR #114 SANTA MONICA
(No. and Street)

CA 90404
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JUDY CHIA 626357 4736
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WING TO NG
(Name – *if individual, state last, first, middle name*)

10507 Valley Blvd #858 EL MONTE CA 91731
(Address) (City) (State) (Zip Code)

PROCESSED
SEP 27 2005
THOMSON
FINANCIAL

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Andy Chia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRIME PACIFIC FINANCIAL CORP, as of MAY 12, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
PROCESSING
MAY 2 6 2005
209
SECTION

PRIME PACIFIC FINANCIAL CORP
COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3
OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DEC 31 2004

The company (PPI) clears all busines transactions through broker/dealer Wedbush Morgan Securities (Wedbush) on a fully disclosed basis. Wedbush confirms directly to PPI customers and is responsible for holding funds and securities, carrying customer accounts and clearing securities transactions

Computation of Reserve Requirements Pursuant to Rule 15c3-3 :

Not applicable because the company is exempt under Rule 15c3-3 section k(2)(ii)

PRIME PACIFIC FINANCIAL CORP
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DEC 31 2004

Information Relating to Possession or Control Requirements under ule 15c3-3

Not applicable because the company is exempt under Rule 15c3-3 section (k)(2)(ii)
"Special Account for the Exclusive Benefit of Customers"


SEC MAIL PROCESSING
RECEIVED
MAY 2 6 2005
WASH, D.C.
209
SECTION

PRIME PACIFIC FINANCIAL CORP
COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3
OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DEC 31 2004

The company (PPI) clears all busines transactions through broker/dealer Wedbush Morgan Securities (Wedbush) on a fully disclosed basis. Wedbush confirms directly to PPI customers and is responsible for holding funds and securities, carrying customer accounts and clearing securities transactions

Computation of Reserve Requirements Pursuant to Rule 15c3-3 :

Not applicable because the company is exempt under Rule 15c3-3 section k(2)(ii)

PRIME PACIFIC FINANCIAL CORP
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DEC 31 2004

Information Relating to Possession or Control Requirements under ule 15c3-3

Not applicable because the company is exempt under Rule 15c3-3 section (k)(2)(ii)
"Special Account for the Exclusive Benefit of Customers"

**BY CERTIFIED MAIL 7004 2510 0004 5484 1168**


SEC MAIL
PROCESSING
RECEIVED
MAY 26 2005
WASH, D.C.
209
SECTION

April 26, 2005

Judy Chia, Chief Executive Officer
Prime Pacific Financial Corporation
2308 Schader Dr.
Suite 114
Santa Monica, CA 90404

Dear Ms. Chia:

This acknowledges receipt of your December 31, 2004 annual filin
statements made pursuant to Securities and Exchange Commissi
5(d) (the Rule). The report as submitted appears deficient in that i
following:

A. Information Relating to the Possession or Control Requ
15c3-3 (Exemptive Provisions).

Based on the above, your filing does not comply with the requirem
text of the Rule is reproduced in the NASD Manual under the secti
Regulation T. We urge you to review the Rule with your independ

Pursuant to the provisions of NASD Rule 8210, we request that yo
one copy of the items listed above to this office and the SEC regio
and two copies to the SEC Washington, D.C. office. Your submiss
new completed Part III Facing Page, a copy of which is enclosed f

Please respond to this matter by **May 19, 2005**. If you have any q
contact Michael A. Williams at (213) 613-2623.

Sincerely,



David S Anderson
Supervisor
NASD